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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                         DUTY FREE INTERNATIONAL, INC.

                           (Name of Subject Company)

                         DUTY FREE INTERNATIONAL, INC.

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                        (Title and Class of Securities)

                                   267 08410

                     (CUSIP Number of Class of Securities)

                             LAWRENCE CAPUTO, ESQ.

                       VICE PRESIDENT AND GENERAL COUNSEL

                         DUTY FREE INTERNATIONAL, INC.

                               63 COPPS HILL ROAD

                         RIDGEFIELD, CONNECTICUT 06877

                                 (203) 431-6057

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                WITH A COPY TO:

                            STEPHEN P. FARRELL, ESQ.

                          MORGAN, LEWIS & BOCKIUS LLP

                                101 PARK AVENUE

                            NEW YORK, NEW YORK 10178

                                 (212) 309-6050

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                      ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Duty Free International, Inc., a Maryland corporation (the "Company"), and the address of its principal executive offices is 63 Copps Hill Road, Ridgefield, Connecticut 06877. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share, of the Company (the "Common Stock").

                       ITEM 2. TENDER OFFER OF THE BIDDER

    This statement relates to a tender offer by W&G Acquisition Corporation, a Maryland corporation ("Purchaser") and a wholly owned subsidiary of BAA plc, a corporation organized under the laws of England ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 9, 1997 (the "Schedule 14D-1"), to purchase all outstanding shares of Common Stock (the "Shares"), at a price of $24.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 2, 1997 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that following satisfaction or waiver of all conditions to the Merger, the Purchaser will be merged with the Company (the "Merger"). A copy of the Merger Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference.

    Based on the information contained in the Schedule 14D-1, the principal executive offices of the Purchaser are located c/o The Corporation Trust Incorporated at 32 South Street, Baltimore, Maryland 21202 and the principal executive offices of Parent are located at Stockley House, 130 Wilton Road, London SW1V 1LQ.

                        ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates are described at pages 8 through 14 of the Company's Proxy Statement, dated April 14, 1997, relating to the Company's 1997 Annual Meeting of Stockholders (the "1997 Proxy Statement"). Copies of such pages are filed as
Exhibit 2 hereto and are incorporated herein by reference. As of the date hereof, except as described below or as set forth in Schedule I to this Statement or pages 8 through 14 of the 1997 Proxy Statement (each of which is incorporated herein by reference), there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Purchaser or the Purchaser's executive officers, directors or affiliates.

MERGER AGREEMENT

    The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference and a copy of which is filed as
Exhibit 1 hereto.

    THE OFFER. The Merger Agreement provides that, subject to the provisions thereof, as promptly as practicable but in no event later than five business day after the announcement of the execution of the Merger Agreement, the Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the consent of the Company, the Purchaser will not reduce the number of shares subject to the Offer, reduce the Offer price, modify or add to the conditions of the Offer set forth in "Conditions to the Offer" below or otherwise amend the Offer in any manner materially adverse to the Company's stockholders, except as provided in the next two

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sentences, extend the Offer, or change the form of consideration payable in the
Offer. Notwithstanding the foregoing, the Purchaser may, without the consent of the Company, (i) extend the Offer for a period of not more than 10 business days beyond the initial expiration date of the Offer (which initial expiration date shall be 20 business days following commencement of the Offer), if on the date of such extension less than 90% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer, (ii) extend the Offer from time to time if at the initial expiration date or any extension thereof the Minimum Condition (as defined below) or any of the other conditions to the Purchaser's obligation to purchase Shares set forth in paragraphs (a), (b) and
(e) under "Conditions to the Offer" below, shall not be satisfied or waived, until such time as such conditions are satisfied or waived, (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer and (iv) extend the Offer for any reason for a period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under clauses (i), (ii) or (iii) of this sentence. In addition, the Purchaser shall at the request of the Company extend the Offer for five business days if at any scheduled expiration date of the Offer any of the conditions to the Purchaser's obligation to purchase Shares shall not be satisfied; PROVIDED, HOWEVER, that the Purchaser shall not be required to extend the Offer beyond December 31, 1997.

    CONDITIONS TO THE OFFER. Notwithstanding any other terms of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition") and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such shares for payment or the payment therefor, any of the following conditions exists:

        (a) there shall be threatened or pending any suit, action or proceeding by any Governmental Entity (as defined below) (including, without limitation, the Department of the Treasury, the Customs Service Bureau and the Bureau of Alcohol, Tobacco and Firearms) or any other person (in the case of any suit, action or proceeding by a person other than a Governmental Entity, such suit, action or proceeding having a reasonable likelihood of success) (i) challenging the acquisition by Parent or the Purchaser of any Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Operative Agreements (as defined below), or seeking to obtain from the Company, Parent or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole,
    (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, as a result of the Offer or the Merger or any of the other transactions contemplated by the Operative Agreements, (iii) seeking to impose limitations on the ability of Parent or the Purchaser to acquire or hold or exercise full rights of ownership of, any Shares, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or its

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    subsidiaries, or (v) which otherwise is reasonably likely to prevent consummation of the transactions contemplated by the Operative Agreements;

        (b) there shall be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction threatened, proposed, sought, enacted, entered, enforced, promulgated, amended or issued (each of the foregoing, a "Legal Event") with respect to, or deemed applicable to, or any consent or approval withheld with respect to, (i) Parent, the Company or any of their respective subsidiaries or (ii) the Offer, the Merger or any of the other transactions contemplated by the Operative Agreements by any Governmental Entity or before any court or governmental authority, agency or tribunal, domestic or foreign, that has a substantial likelihood of resulting, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

        (c) since the date of the Merger Agreement there shall have occurred any material adverse change or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in a material adverse change in the business, properties, assets, condition (financial or otherwise), results of operations or prospects of the Company and its subsidiaries taken as a whole other than changes resulting from currency exchange rate fluctuations, customs, tax and duty law changes and changes relating to the economy in general and to the Company's industry in general and not specifically relating to the Company or any of its subsidiaries;

        (d) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Superior Takeover Proposal (as defined below) or (ii) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing;

        (e) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or on the London Stock Exchange, for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or involving the United Kingdom and, in the case of armed hostilities involving the United Kingdom, having, or which could reasonably be expected to have, a substantial continuing general effect on business and financial conditions in the United Kingdom, (iv) any limitation (whether or not mandatory) by any United States or the United Kingdom governmental authority on the extension of credit generally by banks or other financial institutions, or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

        (f) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct and any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made as of such time and the failure to be so true and correct in any material respect would have a material adverse effect on the business, properties, assets, condition (financial or otherwise) or results of operations or prospects of the Company and its Subsidiaries taken as a whole other than as the result of currency exchange rate fluctuations, customs, tax and duty law changes and changes relating to the economy generally or to the Company's industry in general and not specifically relating to the Company or any of its Subsidiaries (a "Company Material Adverse Effect"), and except with respect to representations and warranties made as of an earlier time;

        (g) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement and such failure would result in a Company Material Adverse Effect; or

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        (h) the Merger Agreement shall have been terminated in accordance with its terms.

    Subject to the provisions of the Merger Agreement set forth under "The Offer" above, the foregoing conditions (i) may be asserted by Parent and the Purchaser regardless of the circumstances giving rise to such condition and (ii) are for the sole benefit of Parent and the Purchaser and may be waived by Parent or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    THE MERGER. The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to the Merger" and in accordance with the Maryland General Corporation Law (the "MGCL"), the Purchaser will be merged with the Company, and each then outstanding Share (other than Shares owned by the Company or by any subsidiary of the Company and Shares owned by Parent, the Purchaser or any other subsidiary of Parent) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest.

    VOTE REQUIRED TO APPROVE MERGER. The MGCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors and generally by the holders of the Company's outstanding voting securities. The Board of Directors of the Company has approved the Offer and the Merger. Consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by such stockholders if the "short-form" merger procedure described below is not available. Under the Company's Charter, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser), is required to approve the Merger if the short-form merger procedure is unavailable. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares, it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. However, as of October 1, 1997, the MGCL permits a parent company that owns at least 90% of each class of stock of a subsidiary to merge into that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could effect the Merger without any action by any other stockholder of the Company.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the Merger is subject to the satisfaction or waiver of the following conditions: (1) if required by applicable law, the Merger Agreement and the Merger shall have been approved by the affirmative vote or consent of the holders of a majority of the outstanding Shares in accordance with applicable law and the Company's Charter,
(2) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, (3) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; PROVIDED, HOWEVER, that each of the Company, the Purchaser and Parent shall have used its best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered and (4) the receipt by the Company and Parent of all necessary consents and approvals from each of the Customs Service Bureau and the Bureau of Alcohol, Tobacco and Firearms applicable to the Merger.

    TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company, (1) by mutual written consent of the Company and Parent, (2) by either the Company or Parent if (a) the Purchaser shall not have purchased that number of Shares which constitutes the Minimum Condition pursuant to the Offer prior to December 31, 1997; provided, however, that the passage of such period shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the purchase of

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Shares pursuant to the Offer or the consummation of the Merger; or (b) if any
Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable, (3) by either Parent or the Company if the Merger shall not have consummated by April 30, 1998 or such later date mutually agreed to by the parties; PROVIDED, HOWEVER, that the passage of such period shall be tolled for any part thereof during which any party shall be subject to a non final order, decree, ruling or action restraining, enjoining or otherwise prohibiting the purchase of shares of Common Stock pursuant to the Offer or the consummation of the Merger; PROVIDED, FURTHER, HOWEVER, that the right to terminate the Merger Agreement pursuant to such clause shall not be available to any party whose failure to perform any obligations under the Merger Agreement results in the failure of the Merger to be consummated by such time, (4) by the Company if (a) the Board of Directors of the Company approves or recommends a Superior Proposal (as defined below) under circumstances described below in the second paragraph under "Takeover Proposals; No Solicitation" and (b) the Company has paid to the Purchaser an amount in cash equal to the sum of the Termination Fee (as defined below), or (5) by the Purchaser or Parent if the Purchaser terminates the Offer as a result of the occurrence of any event set forth in paragraph (d), (f) and
(g) of "Conditions to the Offer" above; (6) by the Company, if the Purchaser terminates the Offer as a result of the occurrence of any event set forth in paragraph (a), (b), (c), (e), (f) or (g) of "Conditions to the Offer" above; (7) by the Company in the event the Company has convened a meeting of the Company's stockholders in accordance with the Merger Agreement and the Merger and the Merger Agreement have not been approved by the affirmative vote or consent of the holders of the requisite number of outstanding shares of Common Stock in accordance with applicable law and the Company's Charter; (8) by the Company, if the Purchaser (a) shall have failed to commence the Offer within the time required under the Exchange Act, or (b) shall have failed to pay for any Common Stock accepted for payment pursuant to the Offer and, in the case of clause (b), the Purchaser shall have failed to make such payment within three business days of receipt of written notice thereof from the Company; PROVIDED, HOWEVER, that any such failure is not caused by a material breach by the Company, or (9) by the Company, if Parent or the Purchaser fail to perform in any material respect any provision of the Merger Agreement and Parent or the Purchaser have failed to perform such obligation or cure such breach within 10 business days of its receipt of written notice from the Company and such failure to perform has not been waived in accordance with the terms of the Merger Agreement; PROVIDED, HOWEVER, that such failure to perform is not caused by a material breach by the Company.

    TAKEOVER PROPOSALS; NO SOLICITATION. (a) The Company has agreed that it will not, and will not permit any officer or director of the Company or any officer or director of its subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, (i) solicit or initiate the submission of, any Takeover Proposal (ii) except as provided in (b) below, enter into any agreement with respect to any Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to any Takeover Proposal, or take any other action to solicit or initiate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that prior to the acceptance for payment of Shares pursuant to the Offer, the Company may, after taking into account the advice of outside counsel, in response to an unsolicited written bona fide Takeover Proposal which contains no financing condition from a person that the Company Board reasonably believes has the financial ability to make a Superior Proposal, subject to compliance with the notification requirements described below in (c), furnish non-public information with respect to the Company to such person pursuant to a customary confidentiality agreement and participate in discussions or negotiations with such person. For purpose of the Merger Agreement, "Takeover Proposal" means any written proposal for a merger or other business combination involving the Company or any of its subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, more than

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20% of the equity securities of the Company or more than 20% of the Company's consolidated total assets, other than the transactions contemplated by the Merger Agreement.

    (b) Neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Company Board or any such committee of the Offer, the Merger Agreement or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal. Notwithstanding the foregoing, the Company Board may approve or recommend (and, in connection therewith withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger) a Superior Proposal. For purposes of the Merger Agreement, "Superior Proposal" means a bona fide Takeover Proposal which contains no financing condition made by a third party on terms which the Company Board determines in its good faith judgment, after taking into account the written advice of the Company's investment banker, to be more favorable to the Company's stockholders than the Offer and the Merger.

    (c) The Company has agreed to promptly advise Parent orally and in writing of any Takeover Proposal or any inquiry with respect to or which it believes would be reasonably likely to lead to any Takeover Proposal unless the Company Board is advised by outside legal counsel that the furnishing of such advice would be inconsistent with the legal obligations of the Company Board. The Company has agreed to keep Parent informed of the status of any such Takeover Proposal or inquiry.

    (d) The Merger Agreement provides that nothing in the provisions thereof described above shall prevent the Company and the Company Board from complying with Rule 14e-2 under the Exchange Act, or issuing a communication meeting the requirements of Rule 14d-9(e) under the Exchange Act, with respect to any tender offer or otherwise prohibit the Company from making any public disclosures required by law or the requirements of the New York Stock Exchange; provided, however, that the Company may not, except as permitted by (b) above, withdraw or modify its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

    FEES AND EXPENSES. The Merger Agreement provides that the Company shall pay to Parent a fee of $20 million (the "Termination Fee") if (i) the Purchaser or the Company terminates the Merger Agreement under the circumstances described in clause 2(a) under "Termination of the Merger Agreement" as a result of the existence of any condition set forth in paragraph (d) under "Conditions to the Offer" above, (ii) (a) after the date of the Merger Agreement, any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act), other than Parent, Purchaser, any of their respective affiliates or other persons with whom any of the foregoing is part of a group, shall have publicly made a Takeover Proposal, (b) the Offer shall have remained open until at least the scheduled expiration date immediately following the date such Takeover Proposal is made (and in any event for at least 10 business days following the date such Takeover Proposal is made), (c) the Minimum Condition shall not have been satisfied at the expiration of the Offer, (d) the Merger Agreement shall thereafter be terminated by either Parent or the Company under the circumstances described in clause 2(a) under "Termination of the Merger Agreement," and (e) the Board of Directors of the Company, within 10 business days after the public announcement of such Takeover Proposal, either fails to recommend against acceptance of such Takeover Proposal by the Company's stockholders or announces that it takes no position with respect to the acceptance of such Takeover Proposal by the Company's stockholders or (iii) the Merger Agreement is terminated under the circumstances described in clause (4) or (5) under "Termination of the Merger Agreement" (but only in the case of paragraph (f) of "Conditions to the Offer," where such condition existed on the date of the Merger Agreement), or in the event the Merger Agreement is terminated pursuant to clause 5 under "Termination of Merger Agreement" as a result of any condition set forth in paragraph (f) of "Conditions to the Offer", and provided that no Termination Fee is or would become payable hereunder, the Company shall pay to Parent all of Parent's expenses up to and including $1,000,000. In the event the Merger Agreement is terminated, the Offer is terminated or the Merger does not occur, solely due to a breach by Parent or the Purchaser of any of its covenants, agreements or

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obligations under the Merger Agreement, without limitation of any other rights or remedies available to the Company at law or in equity, Parent and the Purchaser shall pay to the Company, upon demand, all expenses of the Company up to and including $4,000,000.

    CONDUCT OF BUSINESS BY THE COMPANY. The Merger Agreement provides that during the period from the date of the Merger Agreement to the earlier of the effective time of the Merger in accordance with the Merger Agreement (the "Effective Time") and the appointment or election of the Purchaser's designees to the Board of Directors of the Company pursuant to the terms of the Merger Agreement (such earlier time, the "Control Time"), the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as conducted prior to the date of the Merger Agreement and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. The Merger Agreement further provides that, except as contemplated by the Merger Agreement or otherwise approved in writing by Parent, during the period from the date of the Merger Agreement to the Control Time, the Company shall not, and shall not permit any of its subsidiaries to, (1) (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than regular quarterly dividends of $.06 per share and other than dividends and distributions by any direct or indirect wholly owned subsidiary of the Company to its parent, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (2) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities other than the issuance of Shares upon the exercise of stock options outstanding on the date of the Merger Agreement in accordance with their present terms; (3) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents; (4) acquire or agree to acquire (a) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (b) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice; (5) sell, lease, license, mortgage or otherwise encumber or subject to any lien (except for such lien required by law) or otherwise dispose of any of its properties or assets, except sales of inventory in the ordinary course of business consistent with past practice; (6) (a) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short term borrowings incurred in the ordinary course of business consistent with past practice and pursuant to existing agreements, or (b) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company; (7) make or agree to make any new capital expenditure or expenditures not contemplated by the Company's current budget; (8) (a) grant to any officer of the Company or any of its subsidiaries any increase in compensation, except as was required under employment agreements in effect as of January 26, 1997, (b) grant to any officer of the Company or any of its subsidiaries any increase in severance or termination pay, except as was required under employment, severance or termination agreements in effect as of January 26, 1997, (c) enter into any employment, severance or termination agreement with any officer of the Company or any of its subsidiaries or (d) amend any benefit plan in any respect; (9) make any change in accounting methods, principles or practices materially affecting the Company's assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles; (10) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms; (11) except in the ordinary course of business, modify, amend or terminate any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or waive or release or assign any material rights or claims; (12) make any material tax election or settle or compromise any material income tax liability; or (13) authorize any of, or commit or agree to take any of, the foregoing actions.

    Pursuant to the Merger Agreement, the Company shall not, and shall not permit any of its subsidiaries to, take any action that would or that could reasonably be expected to result in (1) any of its representations and warranties set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (2) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (3) except as otherwise permitted by the provisions of the Merger Agreement described above under "Takeover Proposals", any of the conditions to the Offer or to the Merger not being satisfied.

    In addition, the Merger Agreement provides that the Company shall promptly advise the Purchaser orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, would have, a Company Material Adverse Effect.

    BOARD OF DIRECTORS. The Merger Agreement provides that upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company as shall give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board of Directors of the Company (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by the Purchaser plus the number of Shares otherwise owned by the Purchaser or any other subsidiary of Parent bears to (ii) the number of such Shares outstanding, and the Company shall, at such time, cause the Purchaser's designees to be so elected. Subject to applicable law, the Company has agreed to take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company shall make such mailing with the mailing of this Schedule 14D-9 (provided that the Purchaser shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to the Purchaser's designees). In connection with the foregoing, the Company shall promptly, at the option of the Purchaser, either increase the size of the Board of Directors of the Company or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to the Board of Directors of the Company as provided above. The Merger Agreement also provides that the provisions of this paragraph are in addition to and shall not limit any rights which the Purchaser or any of its affiliates may have as a holder or beneficial owner of Shares as a matter of law with respect to the election of directors or otherwise.

    STOCK OPTIONS. The Merger Agreement provides that either prior to or as soon as practicable following the consummation of the Offer, the Board of Directors of the Company (or, if appropriate, any committee administering the stock plans of the Company) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding stock options to provide that, at the Effective Time, each stock option outstanding immediately prior to the acceptance for payment of Shares pursuant to the Offer (whether or not vested) shall be canceled in exchange for a cash payment by the Company of, or can only be exercised for net cash equal to, an amount equal to (i) the excess, if any, of (A) the price per Share to be paid pursuant to the Offer over
(B) the exercise price per Share subject to such stock option, multiplied by
(ii) the number of Shares for which such stock option shall not theretofore have been exercised.

    The Merger Agreement provides further that all stock plans shall terminate as of the Effective Time and the provisions in any other benefit plan of the Company providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of a stock option or any participant in any stock plan or any other benefit plan of the Company shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

    INDEMNIFICATION. From and after the Effective Time, Parent and the Surviving Corporation have agreed to indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer, director or employee of the Company or any of its subsidiaries (the "Indemnified Parties") against (i) all losses, claims, damages, costs, expenses (including attorney's fees and expenses), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed) of or in connection with any claim, action, suit, proceeding or investigation (a "Claim") in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer, director or employee of the Company or any of its subsidiaries, whether such Claim pertains to any matter or fact arising, existing or occurring at or prior to the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time (the "Indemnified Liabilities"), and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement, the Merger, the Offer, the Operative Agreements (as defined below) or the other transactions contemplated by the Merger Agreement or by the Operative Agreements, in the case of either clause (i) or (ii) to the full extent the Company would have been permitted under Maryland law and its Charter and Bylaws to indemnify such person (and Parent shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law and under such Charter or Bylaws, upon receipt of any undertaking required by such Charter, Bylaws or applicable law). The obligations of Parent described above shall continue in full force and effect, without any amendment thereto, for a period of not less than six years from the Effective Time.

    Parent and the Surviving Corporation have agreed to cause to be maintained in effect for not less than six years from the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries (provided that Parent and the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the Indemnified Parties in all material respects so long as no lapse in coverage occurs as a result of such substitution) with respect to all matters, including the transactions contemplated hereby, occurring prior to, and including, the Effective Time, provided that, in the event that any Claim is asserted or made within such six-year period, such insurance shall be continued in respect of any such Claim until final disposition of any and all such Claims, provided, further, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the premiums paid as of the date hereof by Parent for such insurance.

    The obligations of Parent and the Surviving Corporation described above are intended to benefit, and be enforceable against Parent and the Surviving Corporation directly by, the Indemnified Parties, and shall be binding on all respective successors of Parent and the Surviving Corporation.

    REASONABLE NOTIFICATION. The Merger Agreement provides that, on the terms and subject to the conditions of the Merger Agreement, each of the parties shall use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger and the other transactions contemplated by the Merger Agreement, the Shareholders Agreement (as defined below) or the Stock Option Agreement (as defined below) (collectively, the "Operative Agreements").

    PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. The Merger Agreement provides that in the event the Purchaser's designees are appointed or elected to the Board of Directors of the Company as described above under "Board of Directors," after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Directors (other than the Purchaser's designees or appointees) shall be required for the Company to amend or terminate the Merger Agreement, exercise or waive any of its rights or remedies under the Merger Agreement or extend the time for performance of the Purchaser's and Parent's respective obligations under the Operative Agreements.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, conduct of business, employee benefit plans, labor relations and employment matters, compliance with laws, subsidiaries, tax matters, litigation, vote required to approve the Merger Agreement, undisclosed liabilities, information supplied, the absence of any material adverse changes in the Company since January 26, 1997, absence of excess parachute payments, inapplicability of state takeover statutes, the opinion of the Company's financial advisor, brokers, fees and expenses, intellectual property, environmental protection, and contracts.

THE SHAREHOLDERS AGREEMENT

    As an inducement and a condition to entering into the Merger Agreement, Parent required that certain stockholders who were the beneficial owners of an aggregate of 8,626,073 Shares on July 2, 1997 (the "Selling Stockholders") agree, and the Selling Stockholders agreed, to enter into a Shareholders Agreement among such Selling Stockholders, Parent and the Company (the "Shareholders Agreement"). The following is a summary of the material terms of the Shareholders Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text of the Shareholders Agreement which is incorporated herein by reference and a copy of which is filed herewith as Exhibit 3.

    TENDER OF SHARES. Upon the terms and subject to the conditions of the Shareholders Agreement, each Selling Stockholder has agreed to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the number of Shares set forth opposite such Selling Stockholder's name under the caption "Existing Shareholders" on Schedule I to the Shareholders Agreement (together with Shares acquired by such Selling Stockholder after the date of the Shareholders Agreement) and owned by him, her or it. Each Selling Stockholder has acknowledged and agreed that the Purchaser's obligation to accept for payment and pay for Shares in the Offer is subject to the terms and conditions of the Offer.

    VOTING. Each Selling Stockholder has agreed that during the period commencing on the date of the Shareholders Agreement and continuing until the first to occur of the purchase of the Shares by Purchaser pursuant to the Offer, the Effective Time or termination of the Merger Agreement in accordance with its terms, at any meeting of the Company's stockholders, however called, or in connection with any written consent of the Company's stockholders, such Selling Stockholder will vote (or cause to be voted) the Shares held of record or beneficially owned by such Selling Stockholder, whether issued, heretofore owned or hereafter acquired, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Shareholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Shareholders Agreement (after giving effect to any materiality or similar qualifications contained therein); and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the

Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C) (1) any change in a majority of the persons who constitute the Board of Directors of the Company;
(2) any change in the present capitalization of the Company or any amendment of the Company's Charter or By-Laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action involving the Company or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Shareholders Agreement and the Merger Agreement. Each Selling Stockholder further agreed not to enter into any agreement or understanding with any person or entity, the effect of which would be inconsistent with or violative of the provisions and agreements described above.

    REPRESENTATIONS, WARRANTIES, COVENANTS AND OTHER AGREEMENTS. Each Selling Stockholder has made certain customary representations, warranties and covenants, including with respect to (i) ownership of the Shares to be tendered by it or him, (ii) the authority to enter into and perform its or his obligations under the Shareholders Agreement, (iii) the absence of required consents or contractual conflicts relating to the Shareholders Agreement, (iv) the absence of liens and encumbrances on and in respect of its Shares to be tendered by it or him, (v) no finder's fees, (vi) the solicitation of acquisition proposals, (vii) transfers of Shares, (viii) waiver of appraisal rights and (ix) further assurances.

    TERMINATION. Other than as provided therein, the covenants and agreements contained in the Shareholders Agreement with respect to the Shares will terminate upon the earliest of (w) the acquisition of the Shares by Parent or Purchaser pursuant to the Offer, (x) the Effective Time, (y) if the Effective Time does not occur, the termination of the Merger Agreement or the withdrawal or modification by the Board of Directors of the Company of its recommendation of the Offer or the Merger as permitted by the Merger Agreement and (z) the first anniversary of the date of the Shareholders Agreement.

THE OPTION AGREEMENT

    Simultaneously with the execution of the Merger Agreement, Parent and the Company entered into an option agreement (the "Option Agreement") as a condition to Parent's willingness to proceed with the Offer. The following is a summary of the material terms of the Option Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text of the Option Agreement which is incorporated herein by reference and a copy of which is filed herewith as Exhibit 4.

    The Option Agreement provides for the grant by the Company to Parent of an irrevocable option (the "Option") to purchase up to 5,434,367 option shares at a price of $24.00 per option share. The Option Agreement provides that the Option may be exercised by Parent, in whole or in part, at any time or from time to time, commencing upon the Option Exercise Date (as defined below) and prior to the Option Expiration Date (as defined below). "The Option Exercise Date" is defined in the Option Agreement as the first to occur of any of the following dates: (i) any corporation (including the Company or any of its subsidiaries or affiliates), partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, Purchaser or any of their respective affiliates or other persons with whom any of the foregoing is a part of a group (collectively, "Persons") shall have become the beneficial owner of more than 20% of the outstanding Shares and the Merger Agreement is terminated pursuant to clause (4) or clause (5) under "Merger Agreement--Termination of the Merger Agreement" above but, with respect to clause (5), only in the case of paragraph (d) set forth under "The Merger Agreement-- Conditions to the Offer";
(ii) (a) any Person other than Parent, Purchaser, any of their respective affiliates or other Persons with whom any of the foregoing is a part of a group has commenced or publicly proposed a Takeover Proposal at a value greater than the aggregate consideration to be received by holders of Shares pursuant to the Offer and (b) the Merger Agreement is terminated pursuant to clause (4) or clause (5) under "Merger Agreement--Termination of the Merger Agreement" above but, with respect to clause (5), only in the case of paragraph (d) set forth under "The Merger Agreement--Conditions to the Offer". The

"Option Expiration Date" is defined in the Option Agreement as the first to occur of any of the following dates: (a) the satisfaction of the Minimum Condition, (b) 120 days after the later of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the expiration or termination of the applicable waiting period under HSR Act applicable to the exercise of the Option; (c) December 31, 1997; or (d) the date on which written notice of termination of the Merger Agreement is given by Parent to the Company.

    The Option Agreement provides that if the Option is exercised and if Parent has so requested in writing on or before December 31, 1997, the Company will use its reasonable efforts to effect the registration under the Securities Act of 1933, as amended, of such number of Shares owned by Parent and its subsidiaries as Parent may request and to keep such registration statement effective for a period of not less than one year. The Company has no obligation to register shares issued upon exercise of the Option after two registrations pursuant to the Option Agreement have been effected.

    Parent may exercise the Option and purchase option shares pursuant to the Option Agreement only if (i) such purchase would not otherwise violate, or cause the violation of, any applicable law or regulation (including, without limitation, the HSR Act, the Exon-Florio Amendment or the rules of the New York Stock Exchange), and (ii) no United States or United Kingdom statute, rule, regulation, decree, order or injunction has been promulgated, enacted, entered into or enforced by any United States or United Kingdom government, governmental agency, authority or court which prohibits delivery of the option shares, whether temporary, preliminary or permanent (PROVIDED, HOWEVER, that Parent and the Company have agreed to use their best efforts to have any such order, decree or injunction vacated or reversed).

    The Option Agreement contains customary representations and warranties by the Company and
Parent.

CONFIDENTIALITY AGREEMENTS

    COMPANY CONFIDENTIALITY AGREEMENT. Pursuant to a Confidentiality Agreement entered into as of January 6, 1997 by Parent and the Company (the "Company Confidentiality Agreement"), the parties agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning the Company. Parent also agreed, for a two year period commencing on the date of the Confidentiality Agreement, not to (i) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any securities or direct or indirect rights to acquire any securities of the Company or any of its subsidiaries, (ii) propose to enter into, directly or indirectly, any merger or business combination involving the Company or any of its subsidiaries or to purchase, directly or indirectly, a material portion of the assets of the Company or any of its subsidiaries, (iii) make, or in any way participate, directly or indirectly, in any "solicitations" of "proxies" (as such terms are used in the proxy rules of the SEC) to vote, or seek to advise or influence any person with respect to the voting of, any securities of the Company or any of its subsidiaries, (iv) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company or any of its subsidiaries, (v) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing, or (vii) advise, assist or encourage any other persons in connection with any of the foregoing. The Confidentiality Agreement is incorporated herein by reference and a copy of it is filed herewith as Exhibit 5 hereto.

    PARENT CONFIDENTIALITY AGREEMENT. Pursuant to a Confidentiality Agreement entered into as of January 6, 1997 by Parent and the Company (the "Parent Confidentiality Agreement") , the Company agreed, among other things, to treat as confidential certain information and documents concerning Parent to be provided to the Company in connection with the transactions contemplated by the Merger Agreement. The Company also agreed that until the expiration of two years from the date of the Parent Confidentiality Agreement it would not, and would ensure that its associates (as defined in Section 435 of the English Insolvency Act of 1986), advisors and certain other related persons would not (i) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any securities or direct or indirect rights to acquire any securities of Parent or any of its subsidiaries, (ii) propose to enter into, directly or indirectly, any merger or business combination involving the Parent or any of its subsidiaries or to purchase, directly or indirectly, a material portion of the assets of the Parent or any of its subsidiaries, (iii) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (iv) disclose any intention, plan or arrangement inconsistent with the foregoing, or (v) advise, assist or encourage any other persons in connection with any of the foregoing. The Parent Confidentiality Agreement is incorporated herein by reference and a copy of it is filed herewith as Exhibit 6 hereto.

LIMITATION OF LIABILITY AND INDEMNIFICATION.

    The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter contains such a provision which eliminates such liability to the maximum extent permitted by the MGCL.

    The MGCL requires a corporation (unless its charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

    The Company's Charter provides, among other things, that the Company shall indemnify, to the full extent permitted by the laws of the State of Maryland, any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, or administrative or investigative, by reason of the fact he is or was a director or officer of the Company or served another enterprise as a director or officer at the request of the Company.

    The By-Laws of the Company provide, among other things, that the Company shall indemnify as set forth in the Company's Charter and to the full extent permitted by the laws of the State of Maryland, any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or is or was serving at the request of the Company as a trustee or administrator or in any other fiduciary capacity under any pension, profit sharing or other deferred compensation plan, or any employee welfare benefit plan of the Company. The By-Laws further provide that the Company shall pay expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition thereof on the conditions and to the extent permitted by the laws of the State of Maryland.

    As described above under the caption "The Merger Agreement-Indemnification," Parent and the surviving corporation of the Merger have agreed in the Merger Agreement to indemnify the current or former directors, officers and employees of the Company and its subsidiaries with respect to certain Indemnified Liabilities. Such indemnification obligation shall continue in full force and effect for a period of not less than six years from the Effective Time.

    The Company has entered into a separate indemnity agreement with Jack Africk, a Director of the Company, whereby the Company agrees (i) to indemnify Mr. Africk in certain events and (ii) to provide Mr. Africk with directors' and officers' liability insurance to the maximum extent of the coverage available for any Director of the Company.

    The Company and Compass Partners International, L.L.C. (of which Stephen M. Waters, a Director of the Company, is a founding partner) ("Compass") have entered into a letter agreement pursuant to which the Company has agreed (i) to pay Compass a fee in connection with the services rendered by Compass as the Company's exclusive financial advisor thereunder, (ii) to reimburse Compass for reasonable out-of-pocket expenses incurred by Compass in connection with its activities thereunder and (iii) to indemnify Compass against certain liabilities incurred in connection with such activities including liabilities arising under federal securities laws.

STOCK OPTIONS

    At the Effective Time of the Merger, each stock option outstanding immediately prior to the acceptance for payment of shares of Common Stock pursuant to the Offer (whether or not vested) shall be canceled in exchange for a cash payment by the Company of, or shall be exercised for net cash equal to, an amount equal to (i) the excess, if any, of (A) the price per share of Common Stock to be paid pursuant to the Offer over (B) the exercise price per share of Common Stock subject to such stock option, multiplied by (ii) the number of shares of Common Stock for which such stock option shall not theretofore have been exercised.

EMPLOYMENT AGREEMENTS WITH MANAGEMENT

    In connection with the transactions contemplated by the Merger Agreement, various members of management, including Alfred Carfora, the Chief Executive Officer, John Edmondson, the Chief Operating Officer and Gerald F. Egan, the Chief Financial Officer, are entering into employment contracts with the Company with durations ranging from two to three years and setting forth base salaries and bonuses at levels comparable to their current compensation.

                   ITEM 4. THE SOLICITATION OR RECOMMENDATION

    a. RECOMMENDATION OF THE BOARD OF DIRECTORS.

    The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously recommends that all holders of Shares tender such Shares pursuant to the Offer.

    b. (i) BACKGROUND.

    Since its formation, the Company has grown primarily through acquisitions. In 1992, it completed the acquisition of UETA, Inc., which afforded it the ability to serve duty free markets along the United States/ Mexico border. In 1994, it acquired Inflight Sales Group Ltd., a company engaged in duty free sales on international air flights. Because it has actively pursued acquisitions, the Company has frequently been in discussions with other companies interested in potential business combinations.

    In October 1996, Mr. Carfora, the President and Chief Executive Officer of the Company, met with the chief executive officer of another duty free retailer (the "other retailer") at a duty free industry convention. They agreed to meet in January 1997 to discuss opportunities for potential business combinations between certain operations of each of the Company and the other retailer.

    At the same industry convention, in October 1996, Mr. Carfora met Barry Gibson, Group Retail Director of Parent and they discussed possible business combinations between the Company and Parent. Mr. Carfora and Mr. Gibson agreed to meet again in January 1997 to continue such discussions.

    At its December 1996 meeting, the Board of Directors of the Company authorized management to engage in discussions with both Parent and the other retailer regarding potential business combinations.

    On January 6, 1997, the Company resumed discussing different possible transactions with Parent, including a joint venture with Parent of the Company's and Parent's duty free retail operations, a contribution of Parent's duty free retail operations to the Company in exchange for shares of the Company's Common Stock and other possible transactions. Also on that date, the Company entered into the Company Confidentiality Agreement with Parent and Parent entered into the Parent Confidentiality Agreement with the Company. Thereafter, the Company and Parent exchanged certain confidential financial information and other confidential information relating to their respective duty free operations.

    At its meeting on January 24, 1997, the Board of Directors of the Company authorized management to engage in further discussions with both the other retailer and Parent, with the objective of exploring the possibility of a transaction with either the other retailer or Parent, and also authorized the Company's engagement of Compass. The Company retained Compass as its exclusive financial advisor in connection with any transaction involving the sale of control of the Company and entered into a letter agreement dated April 1, 1997 with Compass relating thereto (the "Engagement Letter").

    On April 19, Mr. Carfora received an inquiry from Mr. Gibson as to whether the Company would be willing to consider an offer to purchase all of the outstanding Common Stock of the Company. The parties discussed matters that would need to be addressed in connection with such a transaction, and Mr. Gibson said that if Parent were to proceed it would require the Company to enter into an exclusivity agreement for a certain period of time.

    On April 22, Mr. Carfora met with an executive officer of the other retailer to discuss opportunities for potential business combinations between certain of the Company's and the other retailer's operations.

    On April 25, Mr. Carfora, together with a representative of Compass, met with Mr. Gibson and Russell Walls, Chief Financial Officer of Parent, to discuss the possible acquisition of the Company by Parent in a cash tender offer. Although a price range per share of $21-$23 was raised at the meeting, no detailed discussion or agreement concerning such a range was reached at that time.

    On May 7, the Company entered into an exclusivity agreement with Parent (the "Exclusivity Agreement"), providing, among other things, that until May 30, the Company would not initiate or solicit offers for a business combination from any other person. Promptly thereafter, Parent commenced a due diligence review of the Company's business, including non-public information provided by the Company. The term of the Exclusivity Agreement was subsequently extended until June 13.

    On May 9, representatives of Parent and of NatWest Markets met with Mr. Carfora and Mr. Egan of the Company and representatives of Compass. At this meeting, the Company's representatives responded to questions from Parent regarding the Company's financial position and operating results.

    On May 12, Mr. Gibson and other representatives of Parent met with Mr. Carfora and other representatives of the Company and representatives of Compass at the offices of Gleacher NatWest Inc. to discuss strategic values which might be achieved through a business combination transaction and to discuss financial due diligence matters. On May 13, representatives of Parent's and the Company's respective independent accountants met to review tax and accounting matters. On May 14, representatives of Parent and the Company met in the offices of Compass to review the Company's management information systems. From May 12 through May 16, representatives of Parent, Cahill Gordon & Reindel, counsel to Parent ("Cahill"), and Parent's independent accountants visited the offices of Morgan, Lewis & Bockius LLP, counsel to the Company ("MLB"), to review information regarding the Company and its business.

    On May 16, Mr. Carfora received a follow-up inquiry from the other retailer regarding the opportunities for potential business combinations that had been the subject of the other retailer's and the Company's earlier discussions, as well as the possibility of the other retailer acquiring a controlling interest in the Company.

    On May 18, the Company advised Parent of the Company's receipt of an expression of interest from another interested party, although the name of such party was not disclosed at that time.

    At a meeting of the Board of Directors of the Company on May 22, Mr. Carfora updated the Board as to the status of the separate discussions with Parent and the other retailer. The Board reconfirmed the authorization of management to engage in further discussions with Parent and the other retailer regarding possible business combinations.

    On Friday, May 23, Parent distributed the initial draft of the Merger Agreement and related documents to the Company's representatives. The draft Merger Agreement did not set forth any terms regarding the price to be proposed by Parent, a subject which was left for discussion between the chief executives of the Company and Parent.

    On May 23, an executive officer of the other retailer sent a letter to Mr. Carfora expressing interest in the possibility of the other retailer acquiring 100% of the equity of the Company.

    On May 27, the other retailer and one of its affiliates entered into a confidentiality and standstill agreement with the Company, on substantially the same terms set forth in the Company Confidentiality Agreement between the Company and Parent, and the Company prepared to provide to the other retailer the same information that had previously been provided to Parent.

    The Board of Directors of the Company met by conference telephone call on May 28, at which time Mr. Carfora informed the Board of the letter received from the other retailer. He also told the Board that Parent had been informed that another unnamed party had expressed interest and that, based on this development, the transaction had been removed from the agenda for a scheduled meeting of the board of Parent. Mr. Carfora further explained that information would be provided to the other retailer so that it would be in substantially the same position as Parent to evaluate a potential transaction with the Company. Discussions would then be pursued, so that the Company could determine whether the proposal of the other retailer presented a potential alternative to the transaction with Parent. Mr. Carfora said a more definitive expression of interest from the other retailer was expected by the end of the week.

    On May 29, at the request of the Company, Compass provided to the other retailer an information memorandum prepared by the Company containing certain non-public financial information regarding the Company and its business.

    On June 3, the other retailer informed Mr. Carfora that it would not proceed with a purchase of 100% of the equity of the Company, but proposed that the Company consider the contribution to the Company of certain of the other retailer's duty free operations in exchange for Common Stock of the Company, as well as the possible acquisition by the other retailer of a controlling interest in the Company. At the Company's direction, Compass requested additional information regarding the proposed alternative transactions. Subsequently, the other retailer provided to Compass and the Company financial data with respect to certain of its duty free operations.

    On June 5, the Chairman of Parent informed Mr. Carfora that Parent would not be in a position to proceed with further discussions regarding the price range for any possible business combination until after July 2.

    On June 13, the Company forwarded to Parent comments on the proposed draft of the Merger Agreement.

    On June 18, Mr. Carfora suggested to Mr. Gibson that Parent should propose a price of $26.00 per share. Mr. Gibson said he would need to discuss this price with the directors of Parent. On June 23, the Company and Parent reached a tentative understanding on a price per share in the range of $23.00 to $25.00.

    On June 19, the other retailer informed the Company that it did not wish to pursue the possible acquisition of a controlling interest in the Company, but that it remained interested in discussing the contribution to the Company of certain of the other retailer's duty free operations in exchange for Common Stock of the Company.

    On June 28, Parent distributed a revised draft of the Merger Agreement.

    On June 30, the Company provided to Parent its comments on the revised Merger Agreement, as well as the Shareholders Agreement and the Option Agreement, although an express stipulation was made by the Company that there was no agreement that the Option Agreement and/or the Shareholders Agreement would be entered into.

    On July 1, representatives of the Company and Parent met to negotiate the provisions of the Merger Agreement.

    On July 2, further discussions were held by the Company and Parent with respect to the proposed price for the transaction. At the conclusion of such discussions, Parent proposed to acquire 100% of the equity of the Company for $24.00 per share, conditioned upon the execution and delivery of the Option Agreement by the Company and the Shareholders Agreement by certain of the Company's stockholders, including Gebr. Heinemann, its largest stockholder.

    On July 2, revised drafts of the Merger Agreement, the Option Agreement and the Shareholders Agreement were circulated by Parent and further negotiation thereof between Parent and the Company ensued throughout the day.

    At a special telephonic meeting of the Board on July 2, representatives of Compass made a presentation to the Board which included, among other things, a discussion of the merits and effects of the transaction proposed with Parent, the alternative transaction proposed by the other retailer on June 3, and the Company continuing to operate on a stand-alone basis. Representatives of Compass also delivered its written opinion dated July 2, 1997 that, as of such date and on the basis of and subject to the matters set forth therein, the cash consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The Board also received a summary by counsel to the Company regarding the negotiation of and the principal terms of the Merger Agreement, the Option Agreement and the Shareholders Agreement. The Board deliberated as to the proposed transaction with

Parent, the alternative transaction proposed by the other retailer and the possibility of continuing to operate on a stand-alone basis and the respective merits and effects of each. After consideration of the presentations made by the Company's management and its financial and legal advisors, the Board unanimously
(i) approved the Merger Agreement and the transactions contemplated thereby,
(ii) determined that the Offer and the Merger are advisable and fair to and in the best interests of the shareholders of the Company, (iii) determined to recommend acceptance of the Offer and approval and adoption of the Merger Agreement, the Merger, the Shareholders Agreement and the Option Agreement by the shareholders of the Company, (iv) took actions to amend the Company's By-laws to exempt the transactions from the control share acquisition provisions of the MGCL and (v) adopted a resolution exempting the transaction from the business combination provisions of the MGCL.

    On July 2, 1997, the Company was informed that the Board of Parent had unanimously approved the terms and conditions of the proposed transaction with the Company, including the terms and conditions of the Merger Agreement and the other transaction documents contemplated thereby.

    In the early morning of July 3, the parties executed the Merger Agreement, dated as of July 2, 1997, and publicly announced the transactions contemplated thereby.

    On July 9, 1997, Purchaser commenced the Offer.

    (b) (2) REASONS FOR THE RECOMMENDATION. In approving the Merger Agreement, the Shareholders Agreement and the Option Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

        (i) the familiarity of the Board of Directors with the Company's business, financial condition, results of operations, properties and prospects as an independent entity, and the nature of the industry in which it operates, based in part upon presentations by the Company's management and Compass;

        (ii) the trading range for the Company's Common Stock during the period from 1995 to the present, and the fact that the $24.00 price proposed by Parent represents a significant premium over the sale prices for the Company's Common Stock over the past three years;

        (iii) the Board's determination, based in part on presentations by the Company's management and Compass, that the alternative transaction proposed by the other retailer on June 3 was, on balance, less favorable to the Company and its stockholders and that the terms of the Merger Agreement, including the termination fee and expense reimbursement provisions and should not preclude third parties from making bona fide acquisition proposals subsequent to signing the Merger Agreement;

        (iv) the terms of the Merger Agreement, including the proposed structure of the Offer and the Merger involving an immediate cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling stockholders to obtain cash for their Shares at the earliest possible time;

        (v) the presentation of Compass at the July 2, 1997 Board meeting and the written opinion of Compass dated July 2, 1997 that, as of such date and on the basis of and subject to the matters set forth therein, the cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. A copy of the written opinion of Compass, which sets forth the factors considered and the assumptions made, is attached hereto as Exhibit 15 and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF COMPASS CAREFULLY AND IN ITS ENTIRETY;

        (vi) that the Merger Agreement permits the Company, prior to the acceptance for payment of Shares pursuant to the Offer, to furnish nonpublic information and access thereto to third parties, in response to an unsolicited written bona fide proposal for a merger or other business combination involving the Company or any of its subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, more than 20% of the equity securities of the Company or more than 20% of the

    Company's consolidated total assets which contains no financing condition from a person the Company's Board reasonably believes has the financial ability to make a takeover proposal which is, after taking into account the written advice of the Company's investment banker, more favorable to the Company's stockholders than the Offer and the Merger, and to participate in the discussions and negotiations with such parties with respect thereto;

        (vii) the ability of Parent and Purchaser to consummate the Offer and the Merger without conditioning the Offer on the arrangement of financing; and

        (viii) the enhanced competition the Company had encountered in seeking to retain existing, or to acquire new, duty free and other retail concessions at airports; the prospect of the significant reduction of duty free markets in the European Economic Community commencing in 1999 and the increased competition the Company could thereafter experience from duty free operators with greater access to capital resources than the Company.

    The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

            ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Company has retained Compass to act as its exclusive financial advisor in connection with any proposed Sale Transaction (as defined in the Engagement Letter). Pursuant to the Engagement Letter, the Company has agreed to pay Compass a fee of $4,000,000 (less a $100,000 retainer previously paid to Compass by the Company) for Compass' financial advisory services, 20% of which became payable upon the public announcement of the execution of the Merger Agreement, and the remainder of which is payable upon the purchase of Shares pursuant to the Offer. The Company has also agreed to reimburse Compass for reasonable out-of-pocket expenses incurred by Compass in connection with its activities under the Engagement Letter, including reasonable fees and disbursements of Compass' legal counsel. In addition, the Company has agreed to indemnify Compass against certain liabilities, including liabilities arising under federal securities laws.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

       ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) Except as set forth in Schedule II hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power in the Offer.

      ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth above in Items 3(b) and 4(b), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth above or in Items 3(b) or 4(b) above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

                 ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    The Information Statement attached as Schedule I hereto is being furnished in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company.

                    ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.  Agreement and Plan of Merger dated as of July 2, 1997 among BAA plc, W & G
            Acquisition Corporation and Duty Free International, Inc.

Exhibit 2.  Pages 8 through 14 of Duty Free International, Inc.'s Proxy Statement dated
            April 14, 1997 relating to its 1997 Annual Meeting of Stockholders.

Exhibit 3.  Shareholders Agreement dated as of July 2, 1997 among BAA plc, W & G Acquisition
            Corporation, Gebr. Heinemann, John A. Couri, Elaine C. Couri, David H.
            Bernstein, Carl Reimerdes, Heribert H. Diehl and Alfred Carfora.

Exhibit 4.  Stock Option Agreement dated as of July 2, 1997 by and between BAA plc and Duty
            Free International, Inc.

Exhibit 5.  Letter Agreement dated January 6, 1997 between BAA plc and Duty Free
            International, Inc. (the Company Confidentiality Agreement).

Exhibit 6.  Letter Agreement dated January 6, 1997 between Duty Free International, Inc. and
            BAA plc (the Parent Confidentiality Agreement).

Exhibit 7.  Charter of Duty Free International, Inc.

Exhibit 8.  By-laws of Duty Free International, Inc.

Exhibit 9.  Indemnity Agreement dated September 18, 1987 between Duty Free International,
            Inc. and Jack Africk.

Exhibit     Letter Agreement dated April 1, 1997 between Duty Free International, Inc. and
10.         Compass Partners International, L.L.C.

Exhibit     Consulting Agreement between Duty Free International, Inc. and John Couri.
11.

Exhibit     Form of Promissory Notes payable to Duty Free International, Inc. issued by
12.         Fenton Hill Florida, Inc.

Exhibit     Duty Free International, Inc. 1989 Stock Option Plan.
13.

Exhibit     Duty Free International, Inc. 1994 Stock Option Plan.
14.

Exhibit     Opinion of Compass Partners International, L.L.C. dated July 2, 1997*.
15.

Exhibit     Press Release issued by Duty Free International on July 3, 1997.
16.

Exhibit     Form of Letter to Shareholders of Duty Free International, Inc. dated July 9,
17.         1997*.

Exhibit     Tombstone Advertisement.
18.

------------------------

*   Included in copies mailed to Shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 1997

                                          DUTY FREE INTERNATIONAL, INC.

                                          By:        /s/ Alfred Carfora
                                                     ---------------------------------------
                                          Name:      Alfred Carfora
                                          Title:     President and Chief Executive Officer

                                                                      SCHEDULE I

                         DUTY FREE INTERNATIONAL, INC.
                               63 COPPS HILL ROAD
                              RIDGEFIELD, CT 06877

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about July 9, 1997 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the common stock, par value $.01 per share ("Common Stock"), of Duty Free International, Inc. ("the Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by BAA plc ("BAA") to a majority of the seats on the Board of Directors of the Company.

    Pursuant to the Agreement and Plan of Merger, dated as of July 2, 1997, among the Company, BAA and W&G Acquisition Corporation (the "Purchaser") (the "Merger Agreement"), on July 9, 1997, the Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 midnight (New York time) on August 5, 1997 unless extended.

    The information contained in this Information Statement (including information incorporated by reference) concerning BAA and the Purchaser and the BAA Designees (as defined below) has been furnished to the Company by BAA and the Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

    The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of July 1, 1997, there were 27,353,088 shares of Common Stock outstanding and 2,143,220 shares of Common Stock reserved for issuance upon the exercise of options outstanding. The Board of Directors of the Company currently consists of nine members and there are currently no vacancies on the Board of Directors. The Board of Directors is divided into three classes and each director serves a term of three years and until his successor is duly elected and qualified or until his earlier death, resignation or removal.

BAA DESIGNEES

    The Merger Agreement provides that, subject to compliance with applicable law and promptly following the purchase by the Purchaser of more than 50% of the outstanding Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors (the "BAA Designees") to the Board of Directors of the Company as shall give it representation on the Company's Board equal to at least that number of directors, rounded up to the next whole number, which represents the product of (x) the total number of directors on the Company's Board of Directors multiplied by (y) the percentage that the number of Shares so accepted for payment plus any Shares otherwise owned by the Purchaser or any other subsidiary of BAA bears to the number of Shares outstanding and the Company shall, at such time, cause the BAA Designees to be so elected. In furtherance thereof, the Company will increase the size of the Company's Board of Directors, or obtain the resignation of directors, as is necessary to permit the Purchaser's designees to be elected or appointed to the Company's Board of Directors. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange

Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information as to the number of shares of Common Stock owned, as of July 1, 1997 (except as noted in note (2) below), by each person who is known by the Company to beneficially own more than 5% of Common Stock, each Director of the Company, each executive officer named in the Summary Compensation Table and all executive officers and Directors of the Company as a group. A person is a beneficial owner if such person has or shares voting power or investment power. Each beneficial owner has sole voting and investment power unless otherwise noted. At July 1, 1997, there were 27,353,088 shares of Common Stock outstanding. Except as noted in the footnotes below, the addresses of all stockholders, Directors and executive officers identified in the table and accompanying footnotes are in care of the Company's principal executive offices at 63 Copps Hill Road, Ridgefield, Connecticut 06877.

                                                                                NUMBER OF SHARES
                                                                                 OF COMMON STOCK     PERCENTAGE OF
                                                                                  BENEFICIALLY        OUTSTANDING
NAME OF BENEFICIAL OWNER                                                              OWNED          COMMON STOCK
------------------------------------------------------------------------------  -----------------  -----------------
Gebr. Heinemann(l)............................................................       4,571,664              16.7%
FMR Corporation (2)...........................................................       2,454,600               9.0%
John A. Couri (3).............................................................       1,221,819               4.4%
David H. Bernstein(4).........................................................       1,205,423               4.4%
Carl Reimerdes(5).............................................................         989,948               3.6%
Heribert Diehl (1) (6)........................................................         935,756               3.4%
Alfred Carfora(7).............................................................         309,229               1.1*
Gerald F. Egan(8).............................................................          81,100                  *
Jack Africk(9)................................................................          56,101                  *
John Edmondson(10)............................................................          46,667                  *
Susan H. Stackhouse(11).......................................................          17,234                  *
Stephen M. Waters(12).........................................................           4,000                  *
All executive officers and Directors as a group (10 persons) (13).............       4,867,277              17.3%

------------------------

*   Represents less than 1% of the issued and outstanding Common Stock.

(1) Heribert Diehl, a member of the executive committee of Gebr. Heinemann, a partnership, is a Director of the Company. The Company believes that certain members of the Heinemann family who are partners in Gebr. Heinemann may be deemed to be indirect beneficial owners of the Common Stock owned by Gebr. Heinemann.

(2) Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,454,600 shares of the Company's Common Stock as of December 31, 1996 as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the "Funds"). The ownership of one investment company, Fidelity Value Fund, amounted to 1,825,700 shares of the Common Stock.

   Fidelity Value Fund has its principal business office at 82 Devonshire
    Street, Boston, Massachusetts 02109. Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 2,454,600 shares owned by the Funds. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Funds, which power resides with each Fund's Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fund's Board of Trustees. Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is chairman of FMR Corp. and Abigail P. Johnson is a director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and execution of the shareholders' agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. All of the foregoing information is based on FMR Corporation's Schedule 13G dated February 14, 1997.

(3) This amount includes 337,000 shares of Common Stock beneficially owned by Mr. Couri as Trustee for the Couri Charitable Remainder Trust and Couri Charitable Lead Unitrust; 32,485 shares of Common Stock as trustee with his wife for their children; and 17,515 shares of Common Stock held by his son for which Mr. Couri disclaims beneficial ownership. This amount also includes stock options exercisable within 60 days after July 1, 1997 to purchase approximately 148,334 shares of Common Stock.

(4) This amount includes stock options exercisable within 60 days after July 1, 1997 to purchase approximately 148,334 shares of Common Stock.

(5) This amount includes stock options exercisable within 60 days of July 1, 1997 to purchase approximately 140,000 shares of Common Stock.

(6) This amount includes stock options exercisable within 60 days after July 1, 1997 to purchase approximately 40,334 shares of Common Stock.

(7) This amount includes stock options exercisable within 60 days after July 1, 1997 to purchase approximately 133,334 shares of Common Stock.

(8) This amount includes stock options exercisable within 60 days after July 1, 1997 to purchase approximately 80,000 shares of Common Stock.

(9) This amount includes stock options exercisable within 60 days after July 1, 1997 to purchase approximately 52,001 shares of Common Stock.

(10) This amount includes stock options exercisable within 60 days after July 1, 1997 to purchase approximately 46,667 shares of Common Stock.

(11) This amount includes stock options exercisable within 60 days after July 1, 1997 to purchase approximately 16,334 shares of Common Stock.

(12) This amount includes stock options exercisable within 60 days after July 1, 1997 to purchase approximately 2,000 shares of Common Stock.

(13) This amount excludes Common Stock owned by Gebr. Heinemann. The amount includes stock options exercisable within 60 days after July 1, 1997 to purchase approximately 807,338 shares of Common Stock.

                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

    The Company currently has a classified Board of Directors consisting of three Class A Directors, three Class B Directors and three Class C Directors. The current terms of the Directors continue until the Annual Meetings of Stockholders to be held in 1999, 2000 and 1998, respectively, and until their respective successors are elected and qualified.

CLASS A DIRECTORS

    DAVID H. BERNSTEIN, age 62, was the Chairman of the Board of the Company from 1986 to 1993 and has been a Director since the Company's formation in 1983. He served until 1992 as President of Samuel Meisel and Company, Inc., a wholly owned subsidiary of the Company ("Meisel"), with which he had been associated since 1957. He currently serves as the President of the International Association of Airport Duty Free Stores, Inc., the trade association representing all major airport duty free operators in North, South and Central America, and the Caribbean. He has served in this capacity for the past thirteen years. Mr. Bernstein is a member of the Board of Trustees of The Johns Hopkins University and is a trustee of Sinai Hospital and Johns Hopkins Medicine. Mr. Bernstein is a director of Fenton Hill Florida, Inc.

    JOHN A. COURI, age 55, is a consultant to the Company and has been a Director since the Company's formation. Mr. Couri was Co-Chief Executive Officer from October 1993 to May 1994 and served as Chairman of the Board of the Company from October 1993 to December 1994. He was Chief Executive Officer of the Company from 1987 to 1993, President from 1983 to 1993 and Chief Financial Officer from 1987 until 1990. In addition, he served as President of the Northern Border Division from its formation until 1989. Mr. Couri was employed by IDF Services, Inc. ("IDF Services") from 1972 to 1987, and served as a director of that corporation until the merger of that corporation with the Company in 1992.

    HERIBERT DIEHL, age 63, has been a Director since the Company's formation. Mr. Diehl has been an employee of Gebr. Heinemann, a stockholder of the Company, since 1962 and has been a managing director of that firm since 1983. Gebr. Heinemann is a major wholesale supplier of duty free merchandise and an operator of duty free concessions in Europe.

CLASS B DIRECTORS

    JACK AFRICK, age 68, is Chairman of Evolution Consulting Group, Inc. Mr. Africk was the Vice Chairman of the Board of the Company from May 1993 through December 1994, and was the Vice Chairman of UST, Inc. from 1990 to 1993. He was a director and Executive Vice President of UST, Inc. from 1987 to 1990, and previously served as the President and Chief Executive Officer of United States Tobacco Company, a wholly owned subsidiary of UST, Inc. Mr. Africk is also a director of Crown Central Petroleum Corp., Tanger Factory Outlets and Transmedia Network, Inc.

    CARL REIMERDES, age 56, has been a Vice President and a Director of the Company since its formation and the principal operating officer of the Company's Airport Division and its predecessor since 1983. Mr. Reimerdes was employed by IDF Services from 1972, and served as its President and as a director, until the merger of that corporation with the Company in 1992.

    LOWELL P. WEICKER, JR., age 65, is a teacher at the University of Virginia. Mr. Weicker was the Governor of the State of Connecticut from 1990 to 1994; a U.S. Senator from Connecticut from 1970 to 1988; and a U.S. Congressman from 1968 to 1970. Mr. Weicker is also a director of Compuware, HPSC, Phoenix Home Life Mutual Fund and UST, Inc.

CLASS C DIRECTORS

    ALFRED CARFORA, age 46, was elected President and Co-Chief Executive Officer of the Company in October 1993 and became Chief Executive Officer in May 1994. Previously, he served as Executive Vice President and Chief Operating Officer, and he has been a Director of the Company since 1985. Prior to 1992, Mr. Carfora had principal operating responsibilities for the Company's Northern Border Division and Airport Division. Mr. Carfora was employed by IDF Services from 1973 to 1988 and served as its Vice President, Secretary and Treasurer and as a director until the merger of that corporation with the Company in 1992.

    SUSAN H. STACKHOUSE, age 43, has been President of Fenton Hill Florida, Inc. since 1986 and a Director of the Company since 1992. Ms. Stackhouse joined Fenton Hill Florida, Inc., formerly known as Bonanni Exports, Inc., in 1980 as General Manager and served as its Executive Vice President from 1984 until her election as President in 1986. Fenton Hill Florida, Inc., operates duty free and retail concessions in eight airports. Ms. Stackhouse has served as a director of the International Association of Airport Duty Free Stores, Inc. since 1986.

    STEPHEN M. WATERS, age 50, is a Managing Partner of Compass Partners International, L.L.C., a financial services firm. He was Co-Chief Executive of Morgan Stanley U.K. Group from 1992 to 1996 and a Managing Director of Morgan Stanley & Company, Inc. from 1988 to 1996. He is a member of the Chancellor's City Promotion Panel in the United Kingdom, a member of the Harvard Business School Visiting Committee and Chairman of the Financial Aid Council at Harvard College.

EXECUTIVE OFFICERS

    The Company's executive officers include Alfred Carfora, President and Chief Executive Officer; John Edmondson, Executive Vice President and Chief Operating Officer; Carl Reimerdes, Vice President; Gerald F. Egan, Vice President of Finance, Treasurer, Chief Financial Officer and Secretary; and David H. Bernstein, Chairman of the Executive Committee of the Board of Directors. Information concerning each executive officer's age and length of service with the Company, other than Messrs. Edmondson and Egan, can be found herein under the subsection entitled "Directors". Each of these executive officers was elected by, and serves at the pleasure of, the Board of Directors.

    JOHN EDMONDSON, age 52, was appointed Executive Vice President and Chief Operating Officer of the Company in September 1995. From June 1992 to September 1995, Mr. Edmondson had principal operating responsibilities for the Company's Southern Border Division. He also had principal operating responsibilities for the Company's Northern Border Division from May 1994 to September 1995. Before joining the Company in 1992, Mr. Edmondson was a Senior Vice President for Host Marriott Corporation with complete responsibility for over 150 retail and duty free airport locations.

    GERALD F. EGAN, age 49, joined the Company in August 1989 as Vice President of Finance. He was elected Chief Financial Officer by the Board of Directors in January 1990, Treasurer in May 1993 and Secretary in June 1994. Prior to joining the Company, Mr. Egan had served, since 1985, as chief financial officer of H.B. Ives Company, a manufacturer of architectural and builders hardware. Mr. Egan previously had been employed by Cadbury-Schweppes, Inc., a beverage and confectionery producer, in various financial management positions prior to becoming its Vice President-Controller in 1984. Mr. Egan is a certified public accountant.

                 MEETINGS OF BOARD OF DIRECTORS AND COMMITTEES

    The Board of Directors met five times during the fiscal year ended January 26, 1997. All of the Directors attended at least 75% of the aggregate of all meetings of the Board of Directors and the Committees on which they served during the fiscal year ended January 26, 1997.

    The Audit Committee presently consists of Messrs. Africk, Diehl and Waters. The Audit Committee is responsible for reviewing, with the Company's independent auditors, (i) the general scope of the accountants' audit services and the annual results of their audit, (ii) the reports and recommendations made to the Audit Committee by the independent auditors and the Company's Internal Audit Department, and (iii) the Company's internal controls structure. The Audit Committee held three meetings during the fiscal year ended January 26, 1997.

    The Executive Committee presently consists of Messrs. Africk, Bernstein, Carfora, Couri and Reimerdes. The Executive Committee may exercise all powers of the Board of Directors between meetings of the Board except as otherwise provided by law or by the By-laws of the Company. The Executive Committee held one meeting during the fiscal year ended January 26, 1997.

    The Compensation Committee presently consists of Messrs. Africk, Diehl and Waters. The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors concerning remuneration paid to the Company's executive officers. The Compensation Committee determines the bonuses awarded under the Company's Incentive Compensation Plan and administers and makes awards of stock options under the Company's stock option plans. The Compensation Committee held two meetings during the fiscal year ended January 26, 1997.

    The Nominating Committee presently consists of Messrs. Couri and Reimerdes. The Nominating Committee reviews the qualifications of, and recommends to the Board, candidates for election to the Board. The Nominating Committee considers suggestions from many sources, including stockholders, regarding possible candidates for Director. Such suggestions, together with appropriate biographical information, may be submitted to the Secretary of the Company. The Nominating Committee held one meeting during the fiscal year ended January 26, 1997.

                       COMPENSATION OF EXECUTIVE OFFICERS

    The following Summary Compensation Table sets forth certain information about the cash and non-cash compensation earned by or awarded to Alfred Carfora, President and Chief Executive Officer, and the four other most highly compensated executive officers of the Company for the fiscal years ended January 1997, 1996, and 1995.

                           SUMMARY COMPENSATION TABLE

                                                                                          ANNUAL COMPENSATION (1)
                                                                                    -----------------------------------
                                                                                      FISCAL
NAME AND PRINCIPAL POSITION                                                            YEAR        SALARY      BONUS
----------------------------------------------------------------------------------  -----------  ----------  ----------

Alfred Carfora,...................................................................        1997   $  325,000  $  250,000
President and Chief Executive Officer                                                     1996   $  325,000  $  175,000
                                                                                          1995   $  299,000  $  150,000

John Edmondson,...................................................................        1997   $  265,000  $  175,000
Executive Vice President and Chief Operating Officer                                      1996   $  245,000  $  150,000
                                                                                          1995   $  216,000  $  100,000

Carl Reimerdes,...................................................................        1997   $  288,000  $  125,000
Vice President                                                                            1996   $  288,000  $  100,000
                                                                                          1995   $  275,000  $  125,000

Gerald F. Egan,...................................................................        1997   $  206,000  $   75,000
Vice President of Finance, Treasurer, Secretary and Chief Financial Officer               1996   $  182,000  $  125,000
                                                                                          1995   $  170,000  $  125,000

David H. Bernstein,...............................................................        1997   $   50,000  $   --
Chairman of the Executive Committee of the Board, former Chairman of the Board            1996   $  150,000  $   --
                                                                                          1995   $  256,000  $   75,000

                                                                                                LONG-TERM
                                                                                              COMPENSATION
                                                                                                 AWARDS
                                                                                      -----------------------------
                                                                                      SECURITIES
                                                                                      UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION                                                           OPTIONS(2)   COMPENSATION(3)
------------------------------------------------------------------------------------  -----------  ----------------

Alfred Carfora,.....................................................................      50,000      $   18,415
President and Chief Executive Officer                                                     --          $    7,954
                                                                                         125,000      $    7,477

John Edmondson,.....................................................................      35,000      $   12,953
Executive Vice President and Chief Operating Officer                                      --          $    2,491
                                                                                          40,000      $    2,270

Carl Reimerdes,.....................................................................      25,000      $   21,015
Vice President                                                                            --          $    7,394
                                                                                         125,000      $    8,942

Gerald F. Egan,.....................................................................      20,000      $   17,464
Vice President of Finance, Treasurer, Secretary and Chief Financial Officer               --          $    6,734
                                                                                          60,000      $    7,051

David H. Bernstein,.................................................................      --          $   12,105
Chairman of the Executive Committee of the Board, former Chairman of the Board            --          $    6,091
                                                                                         125,000      $   11,844

------------------------

(1) Salary and bonus amounts relate to the year in which earned, regardless of when paid.

(2) This column represents options to purchase the stated number of shares of Common Stock.

(3) This column includes other compensation that could not properly be reported in any other column of the Summary Compensation Table. The amounts for fiscal 1997 include the contributions by the Company to the Duty Free International, Inc. Employees' Retirement Savings Plan for all named executives, the cost of life and disability insurance premiums paid by the Company for all named executives, and professional fees paid by the Company on behalf of Mr. Bernstein.

    The following table summarizes for the named executive officers information about the grant of options during the fiscal year ended January 26, 1997 and the potential realizable value of the options.

                                                                           OPTION GRANTS IN THE LAST FISCAL YEAR
                                                                                     INDIVIDUAL GRANTS
                                                                   ------------------------------------------------------
                                                                    NUMBER OF     % OF TOTAL
                                                                   SECURITIES       OPTIONS
                                                                   UNDERLYING     GRANTED TO      EXERCISE
                                                                     OPTIONS     EMPLOYEES IN       PRICE     EXPIRATION
NAME                                                               GRANTED(2)     FISCAL YEAR      ($ /SH)       DATE
-----------------------------------------------------------------  -----------  ---------------  -----------  -----------
Alfred Carfora...................................................      50,000             20%     $   14.00      9/25/06
John Edmondson...................................................      35,000             14%     $   14.00      9/25/06
Carl Reimerdes...................................................      25,000             10%     $   14.00      9/25/06
Gerald F. Egan...................................................      20,000              8%     $   14.00      9/25/06
David H. Bernstein...............................................         -0-            N/A            N/A          N/A

                                                                                            POTENTIAL REALIZABLE
                                                                                          VALUE AT ASSUMED ANNUAL
                                                                                            RATES OF STOCK PRICE
                                                                                          APPRECIATION FOR OPTION
                                                                                                 TERMS (1)
                                                                                          ------------------------
NAME                                                                                          5%          10%
----------------------------------------------------------------------------------------  ----------  ------------
Alfred Carfora..........................................................................  $  440,226  $  1,115,620
John Edmondson..........................................................................  $  308,158  $    780,934
Carl Reimerdes..........................................................................  $  220,113  $    557,810
Gerald F. Egan..........................................................................  $  176,090  $    446,248
David H. Bernstein......................................................................         N/A           N/A

------------------------

(1) These values have been determined based upon assumed rates of appreciation and are not intended to forecast the possible future appreciation, if any, of the price or value of the Company's Common Stock.

(2) The options entitle the holder to purchase shares of the Company's Common Stock at an exercise price which is equal to the closing price on the New York Stock Exchange of the Company's Common Stock on the day preceding the date the stock option was granted. The options vest in three equal annual installments commencing September 25, 1997 for all named executive officers. No stock option may be exercised after the expiration of 10 years after the date of grant.

    The following table summarizes for the named executive officers information about the exercise of stock options by the named executive officers during the fiscal year ended January 26, 1997 and the value of stock options they held at January 26, 1997.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND JANUARY 26, 1997 OPTION
                                     VALUES

                                                                                             NUMBER OF SECURITIES
                                                                                            UNDERLYING UNEXERCISED
                                                                                            OPTIONS AT JANUARY 26,
                                                                                                     1997
                                                                                          --------------------------
                                                             SHARES ACQUIRED     VALUE
NAME                                                         ON EXERCISE(#)    REALIZED   EXERCISABLE  UNEXERCISABLE
----------------------------------------------------------  -----------------  ---------  -----------  -------------
Alfred Carfora............................................          6,666      $  67,493     133,334        91,666
John Edmondson............................................              0      $       0      46,667        48,333
Carl Reimerdes............................................              0      $       0     140,000        66,666
Gerald F. Egan............................................              0      $       0      80,000        40,000
David H. Bernstein........................................              0      $       0     148,334        41,666

                                                                                           VALUE OF UNEXERCISED
                                                                                             IN-THE-MONEY(L)
                                                                                          OPTIONS AT JANUARY 26,
                                                                                                 1997(2)
                                                                                        --------------------------
NAME                                                                                    EXERCISABLE  UNEXERCISABLE
--------------------------------------------------------------------------------------  -----------  -------------
Alfred Carfora........................................................................   $ 114,584    $    69,791
John Edmondson........................................................................   $  86,668    $    52,082
Carl Reimerdes........................................................................   $ 163,746    $    63,541
Gerald F. Egan........................................................................   $  55,000    $    32,500
David H. Bernstein....................................................................   $ 114,584    $    57,291

------------------------

(1) Options are "in-the-money" if the closing market price of the Company's Common Stock on January 24, 1997 exceeded the exercise prices of the options.

(2) The value of options represents the difference between the exercise prices of the options and the closing market price of the Company's Common Stock on January 24, 1997.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee presently consists of Messrs. Africk, Diehl and Waters. The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors concerning remuneration paid to the Company's executive officers. The Compensation Committee determines the bonuses awarded under the Company's Incentive Compensation Plan and administers and makes awards of stock options under the Company's stock option plans. The Compensation Committee held two meetings during the fiscal year ended January 26, 1997. Mr. Diehl is a member of the executive committee of Gebr. Heinemann, a partnership which is a greater than five percent stockholder of the Company.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to the Company's executive compensation policies. In addition, the Compensation Committee determines on an annual basis the compensation to be paid to the Chief Executive Officer and each of the other executive officers of the Company.

COMPENSATION PHILOSOPHY

    The Company's compensation programs for executive officers are designed to enable the Company to:

    - Hire, reward, motivate and retain the highest quality managers possible.

    - Match the Company's compensation plans to its business strategies, as well as to the external business environment.

    - Align the executive officers' interest with those of stockholders by providing a significant portion of incentive compensation in the form of Company stock options.

    - Emphasize the relationship between pay and performance by placing a significant portion of compensation at risk through the Company's Incentive Compensation Plan.

    Executive annual compensation levels (base salary and incentive compensation awards) are targeted at the median of compensation paid by comparably positioned companies for like jobs including the companies used in the performance table on page 12 of this Information Statement (the "Peer Group").

COMPENSATION ELEMENTS

BASE SALARY

    In determining an executive officer's base salary, the responsibilities of the position, the officer's experience, individual performance, and the competitive marketplace, including a comparison of salaries paid within the Peer Group, are considered. Based on the most recent information available, the base salary for the Chief Executive Officer, Alfred Carfora, ranked below the median base salary relative to the compensation paid by the Peer Group, and the four other most highly compensated executive officers' base salaries ranked at the median relative to the compensation paid by the Peer Group.

INCENTIVE COMPENSATION PLAN

    Cash bonuses are provided to senior and other key executives under the Company's Incentive Compensation Plan (the "Plan") which rewards employees based on performance relative to financial and other predetermined objectives established for the year. For fiscal 1997, approximately $2,897,000 was set aside for distribution as bonuses under the Plan. Individual bonus awards were determined by evaluating each employee's performance toward Company, divisional or departmental objectives established for the year and specific performance measures related to both revenue and profitability.

STOCK OPTIONS

    The last principal component of compensation arises from the Company's grant of stock options under the Company's Stock Option Plans. Stock option grants are designed to more closely align the interests of management with those of shareholders, and because the full value of an employee's compensation package cannot be realized unless stock price appreciation occurs over a number of years, stock option grants are utilized to retain key employees and to provide an incentive for them to create long-term shareholder value. In granting stock options under the Stock Option Plans, the Committee considers (i) the recipient's level of responsibility; (ii) the recipient's specific function within the Company's overall organization; (iii) the recipient's performance toward Company, divisional or departmental objectives established for the year;
(iv) the number of options granted to executive officers by the other companies included in the Peer Group; and (v) the amount of options currently held by the executive officer. The Stock Option Plans are administered by the Compensation Committee and provide that no one person, including executive officers, may be granted options for the purchase of more than 250,000 shares in any fiscal year (subject to adjustments as noted in the Stock Option Plans in order to prevent dilution or enlargement of the rights of optionees).

BENEFITS

    The Company provides its executives with medical and other benefits that are generally available to its employees. The Company also pays premiums for life and disability insurance for certain executive officers.

TAX COMPLIANCE POLICY

    Section 162(m) of the Internal Revenue Code generally limits to $1,000,000 the tax deductible compensation paid to the Chief Executive Officer and the four highest-paid executive officers who are employed as executive officers on the last day of the year. However, the limitation does not apply to performance-based compensation provided certain conditions are satisfied.

    The Company's policy is generally to preserve the federal income tax deductibility of compensation paid, to the extent feasible. The Compensation Committee believes that the incentive compensation and stock option awards earned for fiscal 1997 and compensation arising from exercise of stock options granted in fiscal 1997 will be deductible by the Company.

    The Compensation Committee considers its primary goal to be the design of compensation strategies that further the best interests of the Company and its stockholders. To the extent not inconsistent with that goal, the Compensation Committee will attempt, where practical, to use compensation policies and programs that preserve the deductibility of compensation expenses. The Compensation Committee reserves the right to use its judgment, where merited by the Compensation Committee's need for flexibility, to respond to changing business conditions or an executive's individual performance, to nevertheless authorize compensation payments which may not, in a specific case, be fully deductible by the Company.

CHIEF EXECUTIVE OFFICER'S COMPENSATION

    The compensation program for Alfred Carfora, the Company's Chief Executive Officer, including salary, annual cash incentive and stock options was determined using the criteria set forth above. As with the other executive officers, emphasis is placed on incentive compensation, with approximately 43% of his fiscal year 1997 compensation (salary and cash bonus) being incentive based.

    Three major factors affected the actions of the Compensation Committee in fiscal 1997 regarding the compensation of Mr Carfora:

    - The Company's operating results improved significantly in fiscal 1997.

    - The Company successfully continued a series of cost reduction programs which contributed to the Company's 34% improvement in profitability.

    - Progress was made in each of the Company's businesses.

    The Compensation Committee has increased Mr. Carfora's base salary to $350,000. Mr. Carfora's base salary is below the median base salary for chief executive officers included in the Peer Group.

    Mr. Carfora earned an incentive compensation award of $250,000 for the fiscal year ended January 26, 1997, which falls below the median bonus award of chief executive officers who are included in the Peer Group. The Compensation Committee determined the size of the award after an evaluation of the factors mentioned above.

Jack Africk
Heribert Diehl
Stephen M. Waters
Members of the Compensation Committee

PERFORMANCE TABLE

    The following table compares the cumulative total return on a $100 investment in the Company's Common Stock against the cumulative total return on a similar investment in (i) the Standard & Poor's Mid-Cap 400 Stock Index and
(ii) a group of five other specialty retail companies, consisting of: CML Group, Inc., Pier 1 Imports, Inc., Sharper Image Corp., Tiffany & Co. and Williams-Sonoma, Inc. The table assumes that all investments were made on January 31, 1992, were held through the Company's fiscal year ended January 26, 1997 and that all dividends were reinvested.

                                                                     DUTY FREE     SPECIALTY RETAIL    STANDARD & POOR'S
DATE                                                               INTERNATIONAL       COMPANIES          MID-CAP 400
----------------------------------------------------------------  ---------------  -----------------  -------------------
January 31, 1992................................................     $     100         $     100           $     100
January 31, 1993................................................     $      45         $     119           $     111
January 31, 1994................................................     $      39         $     117           $     128
January 29, 1995................................................     $      19         $     107           $     122
January 28, 1996................................................     $      33         $     104           $     161
January 26, 1997................................................     $      32         $     155           $     196

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Ms. Stackhouse, a Director, is the President and an owner of Fenton Hill Florida, Inc. which has certain arrangements for the purchase of merchandise and services from the Company. For the fiscal year ended January 26, 1997, such arrangements included the payment of approximately $43,000 for services rendered and the purchase of approximately $658,000 of merchandise. On April 28, 1994 and May 1, 1996, Fenton Hill Florida, Inc. redeemed 4.9 shares of its own stock from the Company, which was all of the stock owned by the Company, for a total of $1,425,000. Fenton Hill Florida, Inc. paid the Company $75,000 in 1994 and promissory notes for $1,350,000 were signed in 1994 and 1996. The notes are payable in installments starting April 30, 1997 through April 30, 2006. Mr. Bernstein, a Director and executive of the Company, is a director of Fenton Hill Florida, Inc.

                COMPLIANCE WITH EXCHANGE ACT FILING REQUIREMENTS

    The Exchange Act requires the Company's executive officers and directors, and any persons owning more than 10% of the Common Stock, to file certain reports of ownership and changes in ownership with the Securities and Exchange Commission. Based solely on its review of the copies of the Forms 3, 4 and 5 received by it, and written representations from certain reporting persons that no Forms 5 were required to be filed by those persons, the Company believes that all executive officers, directors and 10% shareholders complied with such filing requirements.

                   INFORMATION WITH RESPECT TO BAA DESIGNEES

    BAA has informed the Company that, as of the date of this Information Statement, BAA has not determined who will be the BAA Designees, but that it currently intends that some or all of the following persons will be selected as the BAA Designees.

    The following table sets forth the name, business address, present principal occupation and material positions and occupations within the past five years of the persons who may be BAA Designees. Unless otherwise specified, each person listed below is a citizen of the United Kingdom and has his principal address at the offices of BAA, Stockley House, 130 Wilton Road, London SW1V 1LQ. None of the persons listed below owns any Common Stock.

                                                            PRESENT PRINCIPAL OCCUPATION OR
          NAME AND CURRENT                                EMPLOYMENT, MATERIAL POSITIONS HELD
          BUSINESS ADDRESS                                      DURING PAST FIVE YEARS
------------------------------------  ---------------------------------------------------------------------------

Sir John Egan (57)                    Chief Executive since September 1990. Non Executive Chairman of The London
                                      Tourist Board, 26 Grosvenor Gardens, London SW1W 0DU, since January 1994.
                                      Non Executive Vice Chairman of Legal & General plc, Temple Court, 11 Queen
                                      Victoria Street, London EC4N 4TT, since May 1994. Non Executive Director of
                                      The Foreign & Colonial Investment Trust PLC, Exchange House, Primrose
                                      Street, London EC2 since May 1994. Non Executive Director of World Travel &
                                      Tourism Council, 20 Grosvenor Place, London SW1X 7TT, since March 1994. Non
                                      Executive Director of Marketing Council, Moor Hall, Cookham, Maidenhead,
                                      Berkshire SL6 9QH, since October 1995.

J. Russell F. Walls (53)              Group Finance Director since June 1995. Director, Wellcome plc (now
                                      Glaxo-Wellcome), Lansdowne House, Barclay Square, London W1X 6BQ, January
                                      1995-April 1995. Director, Coats Viyella plc, 28 Saville Row, London W1,
                                      until 1994. Non Executive Director Ladbroke Group PLC, Chancel House,
                                      Neasden Lane, London NW10, since June 1996.

Brian Collie (42)                     Retail Director, Gatwick Airport Limited for the past 5 years. Director of
                                      Duty Free Confederation, 31 Great Peter Street, London SW1P 3LR, May
                                      1996-April 1997.

Nicholas A. Ziebland (44)             Group Retail Strategy Director, BAA plc, since February 1996. Head of
                                      Retail Operations, October 1995-February 1996. Head of Retail Operations
                                      BAA plc, 1992-1995.

R.M. Livingstone (54)                 Chief Executive Officer, World Duty Free Limited since November 1996,
                                      Director of Allders International Limited 1992-1996 (now Allders Nuance
                                      Ltd).

                                                                     SCHEDULE II

                 RECENT TRANSACTIONS WITH RESPECT TO SECURITIES

NAME OF DIRECTOR                                                                          NUMBER OF OPTIONS GRANTED
---------------------------------------------------------------------------------------  ---------------------------

Jack Africk............................................................................               8,500
Heribert Diehl.........................................................................               6,000
John A. Couri..........................................................................               6,000
Stephen M. Waters......................................................................               6,000
Lowell P. Weicker......................................................................               6,000
Susan H. Stackhouse....................................................................               1,000